OMV Aktiengesellschaft

OMV Investor News



June 17, 2005

OMV: Additional Capacities for the Trans Austria Gasleitung

Through the construction of an additional compressor station the Trans Austria Gasleitung (TAG) will be expanded in 2008. The TAG gas pipeline extends from the Baumgarten gas hub in Lower Austria to Arnoldstein on the Italian border. The 380 km long pipeline delivers gas to Italy, Austria, Croatia as well as Slovenia. Currently its total annual delivery capacity is 37 bcm. In 2007 the capacity will be increased to approximately 41 bcm per year through the completion of the third stage of the TAG Loop II extension which is now in progress. The construction of the additional compressor station will boost capacity by a further 3.2 bcm in 2008.

The new compressor station will increase the capacity of the pipeline without the construction of an additional pipeline. The construction will be carried out by OMV Gas GmbH, a wholly owned subsidiary of OMV Aktiengesellschaft. The construction work will start this fall; at present, preparatory engineering work is being carried out.

Otto Musilek, Managing Director of OMV Gas stated, "The expansion of the TAG system is a further step in the strengthening of the role played by the Austrian gas pipeline system and the Baumgarten gas hub. Through this consistent upgrading, we successfully meet the increasing demand for natural gas in Austria and Europe."

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005


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